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SEC COMMISSION
Washington, D.C. 20549

RECEIVED 2016 MAR -1 PM 1:56 SEC / TM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2016
Washington DC
404

SEC FILE NUMBER
8- 17212

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SunTrust Robinson Humphrey, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3333 Peachtree Road, NE., Atlanta Financial Center, South Tower, 9th Floor
(No. and Street)

Atlanta (City) Georgia (State) 30326 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald Morris 404-575-2565
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

55 Ivan Allen Jr. Blvd. (Address) Atlanta (City) Georgia (State) 30308 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald Morris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunTrust Robinson Humphrey, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


CAROL H SPATES
Notary Public, Georgia
Clayton County
My Commission Expires
August 13, 2018

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Donald Morris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunTrust Robinson Humphrey, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



CAROL H SPATES
Notary Public, Georgia
Clayton County
My Commission Expires
August 13, 2018

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Building a better working world

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

The Shareholder and Board of Directors of
SunTrust Robinson Humphrey, Inc.

We have audited the accompanying statement of financial condition of SunTrust Robinson Humphrey, Inc., (the Company) as of December 31, 2015, and the related statements of comprehensive income, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SunTrust Robinson Humphrey, Inc. at December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

February 26, 2016

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Financial Condition

As of December 31, 2015
(In Thousands, Except Share Amounts)

Assets		
Cash and cash equivalents	$	455
Securities segregated under Federal and other regulations		29,924
Deposits with clearing organizations		24,884
Receivables from brokers and dealers		13,806
Customer receivables		3,400
Securities purchased under agreements to resell		837,583
Securities borrowed		276,990
Securities owned:		
U.S. government and agency obligations		1,009,227
Corporate debt and other securities		475,329
Commercial paper		66,385
State and municipal obligations		30,427
Total securities owned (including encumbered securities of $947,240)		1,581,368
Goodwill		131,440
Accrued interest and other income receivable		42,795
Net deferred tax assets		42,016
Income tax receivable from Parent		4,841
Furniture, equipment, and leasehold improvements, less accumulated depreciation and amortization of $66,202		23,393
Net receivables for unsettled securities transactions		103,380
Other assets		6,290
Total assets		3,122,565
Liabilities and shareholder's equity		
Liabilities		
Securities sold under agreements to repurchase		1,146,717
Securities sold but not yet purchased and derivatives		676,312
Lines of credit payable to related parties		163,547
Accrued interest payable and other liabilities		27,165
Accrued compensation and benefits		88,140
Payables to brokers and dealers		18,425
Customer payables		961
Due to related parties		6,352
Total liabilities		2,127,619
Shareholder's equity:		
Common stock, $1 par value; 100,000 shares authorized, issued, and outstanding		100
Additional paid-in capital		596,370
Retained earnings		398,476
Total shareholder's equity		994,946
Total liabilities and shareholder's equity	$	3,122,565

The accompanying notes are an integral part of these financial statements.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Comprehensive Income

Year Ended December 31, 2015
(In Thousands)

Revenues		
Corporate finance fees	$	206,709
Underwriting fees		181,977
Trading gains, net of losses		11,744
Interest		54,638
Commissions		38,189
Total revenues		493,257
Expenses		
Compensation and benefits		228,324
Fees paid to related parties		100,386
Outside processing and software		31,798
Interest		23,074
Occupancy and equipment		13,500
Other		20,670
Total expenses		417,752
Income before income taxes		75,505
Provision for income taxes		28,172
Net income		47,333
Other comprehensive income		–
Total comprehensive income	$	47,333

The accompanying notes are an integral part of these financial statements.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2015
(In Thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2014	$ 100	$ 596,370	$ 351,143	$ 947,613
Net Income	–	–	47,333	47,333
Balance, December 31, 2015	$ 100	$ 596,370	$ 398,476	$ 994,946

The accompanying notes are an integral part of these financial statements.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Cash Flows

Year Ended December 31, 2015
(In Thousands)

Operating activities	
Net income	$ 47,333
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	4,613
Deferred tax benefit	(2,434)
(Increase) decrease in operating assets:	
Securities segregated under Federal and other regulations	1
Securities purchased under agreements to resell and securities borrowed	(95,565)
Securities owned	259,800
Receivables:	
Brokers and dealers	28,874
Customers	(1,966)
Net receivable for unsettled securities transactions	69,832
Accrued interest and other income receivable	(3,587)
Other assets	(12,019)
Increase (decrease) in operating liabilities:	
Securities sold but not yet purchased and derivatives	13,196
Securities sold under agreements to repurchase	(256,321)
Accrued compensation and benefits	4,934
Accrued interest payable and other liabilities	(945)
Due to related parties	5,283
Payables to brokers and dealers	(22,287)
Income taxes payable to Parent	(404)
Customer payables	(149)
Net cash provided by operating activities	38,189
Investing activities	
Capital expenditures, net	(8,837)
Net cash used in investing activities	(8,837)
Financing activities	
Decrease in borrowings from related parties under lines of credit, net	(29,312)
Net cash used in financing activities	(29,312)
Net change in cash and cash equivalents	40
Cash and cash equivalents, beginning of year	415
Cash and cash equivalents, end of year	$ 455
Supplemental cash flow information	
Cash paid:	
Interest	$ 23,115
Income taxes to Parent	$ 35,851

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

SunTrust Robinson Humphrey, Inc. (the Company) is a wholly owned subsidiary of SunTrust Banks, Inc. (the Parent). The Company's operations consist of buying and selling securities for its customers and its own account and certain underwriting and other brokerage activities. The corporate finance function arranges public and private debt and equity placement services and other products for its customers. In addition, the Company is an active underwriter of debt for municipalities and not-for-profit institutions. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company self-clears fixed-income transactions. The Company introduces equity transactions on a fully disclosed basis through a third-party clearing broker.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

Subsequent Events

The Company evaluated subsequent events through the date its financial statements were issued.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. The carrying amounts of cash and cash equivalents approximate their fair values.

Collateralized Securities Transactions

Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at the contractual amounts at which the securities will be subsequently resold or repurchased. It is the Company's policy to take possession or control of securities purchased under agreements to resell at the time these agreements are entered into. The counterparties to these agreements typically are primary dealers of U.S. government securities and financial institutions. Collateral is valued daily, and additional collateral is obtained from or refunded to counterparties when appropriate.

Securities borrowed result from transactions with other broker dealers or financial institutions and are recorded at the amount of cash collateral advanced. These amounts are included in securities borrowed in the statement of financial condition. Securities borrowed transactions require the Company to deposit cash with the lender. The Company monitors the fair value of securities borrowed on a daily basis, with additional collateral obtained or refunded as necessary.

Interest accrued on securities purchased under agreements to resell and securities borrowed transactions is included in accrued interest and other income receivable in the statement of financial condition and interest income in the statement of comprehensive income. Interest accrued on securities sold under agreements to repurchase is included in accrued interest payable and other liabilities on the statement of financial condition and interest expense in the statement of comprehensive income. The carrying amount of collateralized securities transactions is deemed to be a reasonable estimate of their fair value.

Securities Owned and Securities Sold But Not Yet Purchased and Derivatives

Securities transactions and related gains and losses are recorded on a trade date basis. Unless otherwise indicated, trading assets are priced by the trading desk and independently validated against pricing received from third party pricing sources. Equity securities owned are valued at the last reported price on the exchange that they trade. Securities not readily marketable are valued at their estimated fair value based on quoted bid prices or pricing models, as determined by management; except for short positions for which the last quoted ask price is used. The change in fair value is included in the statement of comprehensive income as trading gains, net of losses. Amounts receivable and payable for securities transactions that have not reached their

contractual final settlement date are recorded net in net receivables for unsettled securities transactions on the statement of financial condition.

The amount of trading gains, net of losses as shown in the statement of comprehensive income includes $14.7 million of net unrealized losses on securities positions still held as of December 31, 2015.

Deposits with Clearing Organizations

Participants in clearing organizations are required to maintain a minimum cash deposit as part of their daily clearing fund requirement. The calculation of the amount required to be on deposit is based on the outstanding trades through the clearing organization.

Furniture, Equipment, and Leasehold Improvements

Furniture and equipment are recorded at historical cost. Depreciation is computed predominantly using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are recorded at historical cost. Amortization is computed using the straight-line method over the lesser of the economic useful life of the improvement or the term of the lease. The Company reviews its long-lived assets, primarily leasehold improvements and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. There were no such impairments for the year ended December 31, 2015.

Goodwill

The Company reviews goodwill on an annual basis for impairment and as events occur or circumstances change that would more-likely-than-not reduce the fair value below its carrying amount. There were no such impairments for the year ended December 31, 2015.

Corporate Finance and Underwriting Fees

Corporate finance fees are negotiated based on specific services offered and are recognized when such services are completed without further obligations. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable. Corporate finance and underwriting fees are presented net of direct transaction-related expenses.

Commissions

Commissions are earned by the Company primarily for buying and selling equity securities on behalf of customers and are recognized on the trade date. The Company records a receivable in receivables from brokers and dealers in the statement of financial condition from the third-party clearing broker for its share of commissions, net of expenses associated with the commissions.

Income Taxes

The provision for income taxes is based on income and expense reported for financial statement purposes after adjustment for permanent differences. Deferred income tax assets and liabilities result from differences between the timing of the recognition of assets and liabilities for financial reporting purposes and for income tax return purposes. These assets and liabilities are measured using the enacted federal and state tax rates and laws that are expected to apply in the periods in which the deferred tax assets or liabilities are expected to be realized. Subsequent changes in the tax laws require adjustment to these assets and liabilities with the cumulative effect included in the provision for income taxes for the period in which the change is enacted. A valuation allowance is recognized for a deferred tax asset if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. In computing the income tax provision, the Company evaluates the technical merits of its income tax positions based on current legislative, judicial and regulatory guidance. Interest and penalties related to the Company's tax positions are recognized as a component of the income tax provision. For additional information on the Company's activities related to income taxes, see Note 11, "Income Taxes."

The Company is included in the consolidated federal income tax return and various consolidated or combined state income tax returns filed by the Parent. In accordance with the Tax Allocation Agreement applicable to the Parent and each of its subsidiaries, the Company's income taxes are calculated as if the Company filed separate income tax returns with appropriate adjustments to properly reflect the impact of a consolidated filing. Payments to tax authorities are made by the Parent.

Related Party Transactions

The Company engages in various transactions with the Parent and its affiliates. The Parent provides certain management services and staff support functions for all of its subsidiaries, and the Company pays a fee based on the corporate service agreement. The Company pays various negotiated referral fees to the Parent and affiliates for sales involving customers of such entities. In addition to paying for services and referral fees, the Company earns revenue from the Parent

and affiliates for providing certain corporate finance, underwriting, and trading services based on the terms within the revenue share agreement.

3. Accounting Policies Recently Adopted and Pending Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers." The ASU supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. The core principle of the ASU is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard is effective for annual reporting periods beginning after December 15, 2017. The Company is continuing to evaluate the impact of the ASU.

In June 2014, the FASB issued ASU 2014-11, "Transfers and Servicing: Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures." The disclosure requirements of the standard were issued to improve transparency about the types of collateral pledged under repurchase agreements and is required to be presented for annual periods beginning after December 15, 2014. As the relevant requirements of this standard only impacts footnote disclosures, there is no impact to the Company's financial position.

In August 2014, the FASB issued ASU 2014-15, "Preparation of Financial Statements – Going Concern." This standard provides guidance about management's responsibility to evaluate whether there is a substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The standard will become effective for annual periods ending after December 15, 2016. The Company is continuing to evaluate the impact of this ASU; however, it is not expected to have a significant impact on the Company's financial position.

In January 2016, the FASB issued ASU 2016-01, "Recognition and Measurement of Financial Assets and Liabilities." The ASU addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The main provisions require investments in equity securities to be measured at fair value through net income, unless they qualify for a practicability exception and require changes in instrument-specific credit risk for financial liabilities that are measured under the fair value option to be recognized in other comprehensive income. With the exception of the disclosure requirements that would be adopted prospectively, the ASU must be adopted on a modified retrospective basis. The standard is effective for annual reporting periods beginning after December 15, 2017. The Company is evaluating the impact of this ASU on the financial statements and related disclosures; however, the impact upon adoption is not expected to be material to the financial statements.

4. Securities Segregated Under Federal and Other Regulations

At December 31, 2015, a U.S. Treasury security with a fair value of $29.9 million has been segregated in a special reserve account for the exclusive benefit of customers of the Company under SEC Rule 15c3-3.

5. Securities Purchased Under Agreements to Resell, Securities Borrowed, and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are collateralized primarily by U.S. government or agency securities. Securities borrowed are collateralized primarily by corporate securities. These securities purchased under agreements to resell, securities borrowed, and securities sold under agreements to repurchase are carried at the amounts at which the securities will be subsequently resold or repurchased. Securities borrowed are primarily used to cover firm short positions. Securities purchased under agreements to resell are used to cover firm short positions or are subsequently sold under agreements to repurchase to earn a spread. Securities sold under agreements to repurchase are primarily used to fund firm trading inventory. The Company takes possession of all securities purchased under agreements to resell and securities borrowed and performs appropriate margin evaluation on the acquisition date based on market volatility, as necessary. On the acquisition date of these securities, the Company and the related counterparty agree on the amount of collateral required to secure the principal amount loaned under these arrangements. The Company monitors collateral values daily and calls for additional collateral to be provided as warranted under the aforementioned agreement. The Company has policies and procedures to manage market risk associated with client trading and assumes a limited degree of market risk by managing the size and nature of its exposure. At December 31, 2015, the Company had accepted collateral with a fair value of $1.1 billion that the Company is permitted to sell or repledge and had repledged $72.9 million of that collateral. The Company has pledged $904 million of certain securities owned to secure $868 million of repurchase agreements as of December 31, 2015.

The following is a summary of repurchase agreements and the fair market value of related collateral pledged as of December 31, 2015 (in thousands):

	Contract	Accrued Interest	Total Contract	Fair Market Value of Collateral	Average Rate
Overnight maturities:					
U.S. government and agency obligations	760,899	55	760,954	777,159	0.48%
Corporate debt and other securities	290,818	13	290,831	311,586	0.32%
Term < 15 days:					
U.S. government and agency obligations	22,992	3	22,995	24,136	0.78%
Corporate debt and other securities	72,008	9	72,017	80,286	0.91%
	$ 1,146,717	$ 80	$ 1,146,797	$ 1,193,167	

Securities borrowed or purchased under agreements to resell and securities sold under agreements to repurchase are governed by a master repurchase agreement. Under the terms of the master repurchase agreement, all transactions between the Company and the counterparty constitute a single business relationship such that in the event of default, the nondefaulting party is entitled to set off claims and apply property held by that party in respect of any transaction against obligations owed. Any payments, deliveries, or other transfers may be applied against each other and netted. These amounts are limited to the contract asset/liability balance, and accordingly, do not include excess collateral received/pledged. None of the Company's repurchase, reverse repurchase, or securities borrowing transactions met the right of setoff criteria at December 31, 2015.

The following table presents the Company's eligible securities borrowed or purchased under agreements to resell and securities sold under agreements to repurchase as of December 31, 2015 (in thousands):

	Gross Amounts of Recognized Assets/Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition	Fair Value of Reportable Collateral	Aggregate Collateral Deficits by Counterparty
Assets						
Securities purchased under agreements to resell	$ 837,583	$ -	$ 837,583	$ 837,583	$ 837,331	$ 252
Securities borrowed	276,990	-	276,990	276,990	268,184	8,806
Total Assets	$ 1,114,573	$ -	$ 1,114,573	$ 1,114,573	$ 1,105,515	$ 9,058
Liabilities						
Securities sold under agreements to repurchase	$ 1,146,717	$ -	$ 1,146,717	$ 1,146,717	$ 1,146,717	$ -
Total Liabilities	$ 1,146,717	$ -	$ 1,146,717	$ 1,146,717	$ 1,146,717	$ -

6. Fair Value of Financial Instruments

The Company's recurring fair value measurements are based on a requirement to carry certain assets and liabilities at fair value. The carrying value of financial instruments presented on the statement of financial condition that are not measured at fair value approximates fair value. Assets and liabilities that are required to be measured at fair value on a recurring basis include securities owned, securities segregated under Federal and other regulations, and securities sold but not yet purchased and derivatives, and are classified as level 1, 2, or 3 within the fair value hierarchy as follows:

Level 1 – Assets or liabilities valued using unadjusted quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date, such as publicly-traded instruments or futures contracts.

Level 2 – Assets and liabilities valued based on observable market data for similar instruments.

Level 3 – Assets and liabilities for which significant valuation assumptions are not readily observable in the market. Instruments are valued based on the best available data, some of which is internally developed, and considers risk premiums that a market participant would require.

Depending on the nature of the asset or liability, the Company uses various valuation techniques and assumptions when estimating fair value. The assumptions used to estimate the value of an instrument have varying degrees of impact to the overall fair value of the asset or liability. This process involves gathering multiple sources of information, including broker quotes, values provided by pricing services, trading activity in other similar securities, market indices, and pricing matrices, along with employing various modeling techniques such as discounted cash flow analyses, in arriving at the best estimate of fair value. Any model used to produce material financial reporting information is required to have a satisfactory independent review performed on an annual basis, or more frequently, when significant modifications to the functionality of the model are made. This review is performed by an internal group that separately reports to the Corporate Risk Function of the Parent.

The Company has formal processes and controls in place to ensure the appropriateness of all fair value estimates. For fair values obtained from a third party, there is an internal independent price validation function within the Parent's Finance organization that provides oversight for fair value estimates. For level 2 instruments and certain level 3 instruments, the validation generally involves evaluating pricing received from two or more other third party pricing sources that are widely used by market participants. The Company reviews pricing validation information from both a qualitative and quantitative perspective and determines whether pricing differences

exceed acceptable thresholds. If the pricing differences exceed acceptable thresholds, then the Company reviews differences in valuation approaches used at each pricing service, which may include contacting that pricing service to gain further information on the valuation of a particular security or class of securities, to determine the ultimate resolution of the pricing variance, which could include an adjustment to the price used for financial reporting purposes. The Company classifies instruments as level 2 in the fair value hierarchy when it is able to determine that external pricing sources are using similar instruments trading in the markets as the basis for estimating fair value. One way the Company determines this is by the number of pricing services that will provide a quote on the instrument along with the range of values provided by those pricing services. A wide range of quoted values may indicate that significant adjustments to the trades in the market are being made by the pricing services. The Company maintains a cross-functional approach when the fair value estimates for level 3 trading assets and liabilities are internally developed, since the selection of unobservable inputs is subjective. This cross-functional approach includes input on assumptions not only from the related line of business, but also from risk management and finance. A consensus of the estimate of the instrument's fair value is reached after evaluating all available information pertaining to fair value. Inputs, assumptions and overall conclusions on internally priced level 3 valuations are formally documented on a quarterly basis.

The classification of an instrument as level 3 involves judgment and is based on a variety of subjective factors. These factors are used in assessing whether a market is inactive, resulting in the application of significant unobservable assumptions in the valuation of a financial instrument. A market is considered inactive if significant decreases in the volume and level of activity for the asset or liability have been observed. In determining whether a market is inactive, the Company evaluates such factors as the number of recent transactions in either the primary or secondary markets, whether price quotations are current, the nature of the market participants, the variability of price quotations, the significance of bid/ask spreads, declines in (or the absence of) new issuances, and the availability of public information. Inactive markets necessitate the use of additional judgment when valuing financial instruments, such as pricing matrices, cash flow modeling, and the selection of an appropriate discount rate. The assumptions used to estimate the value of an instrument where the market was inactive are based on the Company's assessment of the assumptions a market participant would use to value the instrument in an orderly transaction and includes consideration of illiquidity in the current market environment.

The following table presents securities segregated under Federal and other regulations, securities owned, and securities sold but not yet purchased and derivatives measured at fair value on a recurring basis:

(In Thousands)	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Netting Adjustments[1]	Total Assets / Liabilities
	Fair Value Measurement at December 31, 2015 Using				
Securities segregated under Federal and other regulations:					
U.S. government and agency obligations	$ 29,924	$ -	$ -	$ -	$ 29,924
Securities owned:					
U.S. government and agency obligations	$ 13,863	$ 995,364	$ -	$ -	$ 1,009,227
State and municipal obligations	-	30,427	-	-	30,427
Corporate debt and other securities	7,203	378,939	89,187	-	475,329
Commercial paper	-	66,385	-	-	66,385
Total securities owned	$ 21,066	$ 1,471,115	$ 89,187	$ -	$ 1,581,368
Securities sold but not yet purchased and derivatives:					
U.S. government and agency obligations	$ 379,348	$ 37,752	$ -	$ -	$ 417,100
Corporate debt, derivatives and other securities	46	260,172	-	(1,006)	259,212
Total securities sold but not yet purchased and derivatives	$ 379,394	$ 297,924	$ -	$ (1,006)	$ 676,312

[1] Amounts represent offsetting cash collateral paid to the same derivative counterparties.

The valuation technique and range, including weighted average, of the unobservable inputs associated with the Company's level 3 instruments are as follows:

(Dollars in thousands)	Fair value December 31, 2015	Valuation Technique	Unobservable Input	Range (weighted average)
	Level 3 Significant Unobservable Input Assumptions			
Assets				
Trading assets:				
Corporate debt and other securities	$ 89,187	Market comparables	Yield adjustment	126-447 bps (287 bps)

The following table presents a reconciliation of the beginning and ending balances of instruments measured at fair value on a recurring basis using significant unobservable inputs during the year ended December 31, 2015:

(In thousands)	Fair Value Measurements Using Significant Unobservable Inputs					
	Begining balance January 1, 2015	Included in earnings	Purchases	Redemptions	Fair value December 31, 2015	Included in earnings held at December 31, 2015
Corporate and other debt securities	$ -	$ (12,282)	$ 122,719	$ 21,250	$ 89,187	$ (12,760)

The Company's policy for recording transfers into and out of the fair value hierarchy levels are assumed to be at the end of the period in which the transfers occurred. For the year ended December 31, 2015, there were no transfers between levels.

U.S. government and agency obligations

U.S Treasury Securities and agency obligations

The Company classifies U.S. Treasury securities as level 1. Securities issued by federal agencies consist of debt obligations issued directly by Fannie Mae, Freddie Mac, FHLB, and FFCB in addition to debt obligations collateralized by loans that are guaranteed by the Small Business Administration (SBA) and are, therefore, backed by the full faith and credit of the U.S. government. These debt obligations are classified as level 2 in the fair value hierarchy. For SBA instruments, the Company estimated fair value based on pricing from observable trading activity for similar securities or obtained fair values from a third party pricing service; accordingly, the Company has classified these instruments as level 2.

Securities issued by GSEs such as Fannie Mae and Freddie Mac are not explicitly guaranteed by the U.S. government; however, the GSEs carry an implied rating commensurate with that of U.S. government obligations and may be required to maintain such rating through its agency agreement. In certain instances, the U.S. Treasury owns the senior preferred stock of these enterprises and has made a commitment under that stock purchase agreement to provide these GSEs with funds to maintain a positive net worth.

Pass-through securities and collateralized mortgage obligations issued by GSEs and U.S. government agencies, such as Fannie Mae, Freddie Mac, and Ginnie Mae each contain a guarantee by the issuing GSE or agency. For agency mortgage-backed securities, the Company estimated fair value based on pricing from observable trading activity for similar securities or obtained fair values from a third party pricing service; accordingly, the Company has classified these as level 2.

To-Be-Announced (TBA) Securities

Securities transactions that are scheduled to settle beyond the normal settlement date are considered forward contracts and, therefore, are not reflected in securities owned or securities sold but not yet purchased and derivatives in the statement of financial condition. The Company enters into various off-balance sheet financial instruments of this nature involving agency mortgage-backed, to-be-announced (TBA) securities. These instruments are used to meet the needs of customers and manage market risks. The net unrealized gains and losses on these transactions are reflected in level 2 in securities owned and securities sold but not yet purchased and derivatives on the statement of financial position, and in trading gains, net of losses, on the statement of comprehensive income, and are subject to varying degrees of market and counterparty credit risk. At December 31, 2015, the Company had net TBA commitments to sell of $171.6 million, resulting in net unrealized gains of $251 thousand which are recorded in securities owned as well as net unrealized losses of $212 thousand which are recorded in securities sold but not yet purchased and derivatives on the statement of financial position.

State and municipal obligations

The Company's investments in U.S. state and municipal obligations include obligations of county and municipal authorities and agency bonds, which are general obligations of the municipality or are supported by a specified revenue source and are predominantly highly rated. Holdings are geographically dispersed with no significant concentrations in any one state or municipality. These obligations are classified as level 2 in the fair value hierarchy.

Corporate debt and other securities

The Company's other securities include money market mutual funds for which pricing is readily available and are therefore classified as level 1. Corporate debt securities are predominantly debt obligations of domestic corporations and are classified as level 2. The company utilizes an independent pricing service to obtain fair values for estimating the fair value of corporate debt securities. Corporate debt securities in level 3 include bonds that are not actively traded in the market. As such, valuation judgments are highly subjective. The Company estimates the fair value of these bonds using market comparable bond index yields as limited observable market data exists.

Commercial paper

The Company trades third party commercial paper (CP) that is generally short-term in nature (less than 30 days) and highly rated. The Company estimates the fair value of the CP based on

observable pricing from executed trades of similar instruments and it is, therefore, classified as level 2 in the fair value hierarchy.

Derivatives

The Company records all contracts that satisfy the definition of a derivative at fair value in the securities owned or securities sold but not yet purchased and derivatives in the accompanying statement of financial condition. Accounting for changes in the fair value of a derivative is dependent upon whether or not it has been designated in a formal, qualifying hedging relationship. None of the Company's derivatives have been designated in a formal, qualifying hedging relationship. The Company offsets all outstanding derivative transactions with a single counterparty as well as any cash collateral paid to and received from that counterparty for derivative contracts that are subject to the International Swaps and Derivatives Association or other legally enforceable netting arrangements and meet accounting guidance for offsetting treatment.

The Company is a party to derivative contracts in the normal course of business to meet the financing needs of customers and manage market risks. These instruments and commitments involve, to varying degrees, elements of credit and market risk. Credit risk is the possibility that a loss may occur because a party to a transaction fails to perform according to the terms of the contract. Market risk is the possibility that a change in interest rates, the underlying assets, indices or a combination of these factors will cause an unfavorable change in the value of a financial instrument.

The Company controls the credit risk arising from these instruments and commitments through its credit approval process and through the use of risk control limits and monitoring procedures. It evaluates each counterparty's creditworthiness on a case-by-case basis. If collateral is deemed necessary to reduce credit risk, the amount and nature of the collateral obtained is based on management's credit evaluation of the other party. The market risk associated with trading securities, including derivatives, is managed by imposing limits as to the type, amounts, and degree of risk that traders may undertake. These limits are approved by senior management, and the risk positions of traders are reviewed on a daily basis to monitor compliance with the limits. The notional amounts of derivative financial instruments generally exceed the probable loss that could arise from counterparty default or market-related risks.

Credit Default Swap Indices

The Company's derivative instruments classified as level 2 represent credit default swap index (CDX) contracts as they are primarily transacted in the institutional dealer market and priced with observable market assumptions. The Company uses credit derivatives to manage exposure

to credit risk related to its customer accommodation and market-making activity. This includes protection purchased to offset securities owned. At December 31, 2015, the net notional amount of Credit Default Swap Index (CDX) contracts was $135.0 million, resulting in an unrealized loss of $1.1 million which, along with cash collateral of $1.0 million, is recorded in securities sold but not yet purchased and derivatives in the statement of financial condition. Additionally, related to these transactions, securities collateral of $2.7 million has been posted as of December 31, 2015 and is included in securities owned in the statement of financial condition. During the year ended December 31, 2015, gross realized losses of $2.8 million related to CDX contracts were recorded in trading gains, net of losses in the statement of comprehensive income.

Futures Contracts

The Company's derivative instruments classified as level 1 represent exchange-traded futures contracts for which pricing is readily available. There were futures contracts outstanding of $211.7 million notional, used to economically hedge agency mortgage-backed securities, resulting in an unrealized loss of $46 thousand as of December 31, 2015, which is recorded in securities sold but not yet purchased and derivatives in the statement of financial condition. Additionally, related to these transactions, securities collateral of $0.4 million has been posted as of December 31, 2015 and is included in securities owned in the statement of financial condition. During the year ended December 31, 2015, gross realized losses of $0.8 million related to futures contracts were recorded in trading gains, net of losses in the statement of comprehensive income.

7. Premises and Equipment

Premises and equipment consisted of the following (in thousands):

	Useful Life	**As of December 31, 2015**
Leasehold improvements	1-30 years	$ 24,691
Furniture and equipment	1-20 years	59,094
Construction-in-process		5,810
		89,595
Less: Accumulated depreciation		(66,202)
Total premises and equipment		$ 23,393

The Company leases certain office facilities and equipment under noncancelable leases that expire through 2025, some of which have stated rate increases. In addition, the Company has various obligations, mostly monthly commitments of less than one year, under other equipment leases. Minimum rental commitments on noncancelable leases for each of the following years ending December 31 are as follows (in thousands):

2016	$ 8,519
2017	6,294
2018	9,279
2019	6,919
2020	9,633
Thereafter	23,026
Total minimum lease payments	$ 63,670

Rental and depreciation/amortization expense for the year ended December 31, 2015 was $5.7 million and $4.6 million, respectively, as reported in occupancy and equipment in the statement of comprehensive income.

8. Securities Sold But Not Yet Purchased and Derivatives

Sales of securities not yet purchased represent an obligation of the Company to deliver specified securities at a predetermined date and price. The Company will be obligated to acquire the required securities at prevailing market prices in the future to satisfy this obligation. Securities sold but not yet purchased and derivatives consisted of the following at December 31, 2015 (in thousands):

U.S. government and agency obligations	$ 417,100
Corporate debt and other securities	259,112
Derivatives	1,106
Cash collateral offset against derivative positions	(1,006)
	$ 676,312

9. Employee Benefits

The Company participates in the pension and other employee benefit plans of the Parent for the benefit of substantially all employees of the Company, which includes participation in the stock based awards of the Parent through the SunTrust Banks, Inc. 2009 Stock Plan (as amended and

restated effective January 1, 2014), under which the Parent's Compensation Committee of the Board of Directors has the authority to grant stock options, restricted stock, and restricted stock units, of which some may have performance or other conditions, such as vesting tied to the Company's total shareholder return relative to a peer group, or vesting tied to the achievement of an absolute financial performance target. All incentive awards are subject to clawback provisions.

Consistent with the Parent's decision to discontinue the issuance of stock options in 2014, no stock options were granted during the year ended December 31, 2015. In prior years, stock options were granted at an exercise price which was no less than the fair value of a share of SunTrust Banks, Inc. common stock on the grant date and were either tax-qualified incentive stock options or nonqualified stock options. Stock options typically vested pro-rata over three years and generally had a maximum contractual life of 10 years. Upon option exercise, shares are issued to employees from the Parent's treasury stock.

Shares of restricted stock may be granted to employees and directors. Generally, grants to employees either cliff vest after three years or vest pro-rata annually over three years. Restricted stock grants may be subject to one or more criteria, including employment, performance, or other conditions as established by the Parent's Compensation Committee at the time of grant. An employee or director has the right to vote the shares of restricted stock after grant unless, and until, they are forfeited. Compensation cost for restricted stock is equal to the fair value of the shares on the grant date of the award and is amortized to compensation expense over the vesting period. Dividends are paid on awarded but unvested restricted stock. The Parent allocates restricted stock expense to the Company. The Company's restricted stock expense for 2015 was $20.2 million, which is included in compensation and benefits expense in the accompanying statement of comprehensive income. At December 31, 2015, there was $29.0 million of unrecognized stock-based compensation expense related to nonvested stock on the Parent's balance sheet that is allocable to the Company.

The Company's expense related to the pension plan and other employee benefits was $16.9 million in 2015, all of which is included in compensation and benefits expense in the accompanying statement of comprehensive income.

10. Transactions with Related Parties

During the year ended December 31, 2015, the Company engaged in various transactions with the Parent and its affiliates. The Parent provides certain management services and staff support functions for all of its subsidiaries. The total costs for these services are allocated among the Parent's subsidiaries in accordance with our expense sharing agreement. In 2015, the cost of these services allocated to the Company was $40.2 million which is included in fees paid to

related parties in the statement of comprehensive income. In addition, the Company pays various negotiated referral fees to the Parent and affiliates for sales involving customers of such entities. In 2015, the Company incurred total referral fee expenses from the Parent and affiliates of $60.2 million which is included in fees paid to related parties in the statement of comprehensive income. In addition to paying for services and referral fees, the Company earns revenue from the Parent and affiliates for providing certain corporate finance, underwriting, and trading services. In 2015, revenue earned for such activities totaled $1.7 million, which is included in corporate finance fees, underwriting fees, and trading gains, net of losses in the statement of comprehensive income.

Balances with respect to related parties at December 31, 2015, are (in thousands):

Cash and cash equivalents	$ 455
Income tax receivable from Parent	4,841
Securities owned	23,362
Securities sold but not yet purchased	4,409
Due to related parties	6,352
Lines of credit payable to related parties	163,547
Revenues:	
Corporate finance fees	1,699
Expenses:	
Interest	1,097
Fees paid to related parties	100,386

As of December 31, 2015, the Company had a $300 million unsecured demand revolving line of credit with the Parent. The line of credit has a stated interest rate at the Parent's monthly average cost of funds, which was 0.46% at December 31, 2015, with interest due monthly. At December 31, 2015, the outstanding balance on this unsecured line of credit was $125 million and is included in lines of credit payable to related parties in the statement of financial condition.

The Company also has a $400 million committed unsecured line of credit with SunTrust Bank (STB). The line of credit has a stated interest rate equal to one month LIBOR plus 1.25% per annum. The interest rate at December 31, 2015 was 1.6795%. Any advances and accrued interest are due the following business day. At December 31, 2015, the outstanding balance was $38.5 million and is included in lines of credit payable to related parties in the statement of financial condition.

The Company also has a $5 million overdraft facility note with STB. The overdraft facility has a stated interest rate equal to STB's overnight cost of funds at the date of advance plus ten basis

points. Advances and accrued interest under the facility are due the following business day. At December 31, 2015, there were no outstanding borrowings under the facility.

11. Income Taxes

The Company is included in the consolidated federal income tax return and various consolidated or combined state income tax returns filed by the Parent. In accordance with the Tax Allocation Agreement applicable to the Parent and each of its subsidiaries, the Company's income taxes are calculated as if the Company filed separate income tax returns with appropriate adjustments to properly reflect the impact of a consolidated filing. Additionally, the Company files its own separate state income tax returns in certain jurisdictions. The current and deferred portions of the income tax expense/(benefit) included in the statement of comprehensive income as determined in accordance with ASC 740, *Income Taxes*, are as follows:

	2015 (In Thousands)		
	Current	**Deferred**	**Total**
Federal	$ 29,330	$ (3,592)	$ 25,738
State	1,276	1,158	2,434
	$ 30,606	$ (2,434)	$ 28,172

A reconciliation of the expected income tax expense computed at the federal statutory rate of 35% to the Company's actual provision for income tax expense is as follows:

	2015 (In Thousands)
Income tax at federal statutory rate of 35%	$ 26,427
State income taxes, net of federal benefit	1,582
Other	163
Total provision for income taxes	$ 28,172

Deferred income tax assets and liabilities result from differences between the timing of the recognition of assets and liabilities for financial reporting purposes and for income tax return purposes. These assets and liabilities are measured using the enacted federal and state tax rates expected to apply in periods in which the deferred tax assets or liabilities are expected to be realized. The significant components of the deferred tax assets and deferred tax liabilities as of December 31, 2015, were as follows:

		2015
		(In Thousands)
Deferred tax assets:		
Employee benefits		36,340
Accrued expenses		6,920
State tax credit carryforwards, net of federal benefit		232
Other		766
Total deferred tax assets	$	44,258
Deferred tax liabilities:		
Goodwill	$	(2,242)
Total deferred tax liabilities	$	(2,242)
Net deferred tax assets	$	42,016

The deferred tax assets include state tax credit carryforwards of $0.2 million as of December 31, 2015, that will expire, if not utilized, in varying amounts from 2016 to 2023. The Company determined that a valuation allowance is not required for the federal and state deferred tax assets because it is more likely than not these assets will be realized.

No unrecognized tax benefits have been recorded under ASC 740-10, *Income Taxes*, and no corresponding interest or penalties have been accrued. The Company continually evaluates the unrecognized tax benefits associated with its uncertain tax positions. The Company does not expect a significant change in its unrecognized tax benefits within 12 months of this reporting date.

The Company is included in the consolidated federal income tax return and various consolidated or combined state income tax returns filed by the Parent. Additionally, the Company files its own separate state income tax returns and local tax returns in certain jurisdictions. The Parent's federal income tax returns are no longer subject to examination by the Internal Revenue Service for taxable years prior to 2010. With limited exceptions, the Parent and the Company are no longer subject to examination by state and local taxing authorities for taxable years prior to 2006.

12. Commitments and Contingencies

Litigation and Regulatory Matters

In the ordinary course of business, the Company is party to numerous civil claims and lawsuits and subject to regulatory examinations, investigations, and requests for information. Some of these matters involve claims for substantial amounts. The Company's experience has shown that the damages alleged by plaintiffs or claimants are often overstated, based on unsubstantiated legal theories, unsupported by facts, and/or bear no relation to the ultimate award that a court might grant. Additionally, the outcome of litigation and regulatory matters and the timing of ultimate resolution are inherently difficult to predict. These factors make it difficult for the Company to provide a meaningful estimate of the range of reasonably possible outcomes of claims in the aggregate or by individual claim. However, on a case-by-case basis, reserves are established for those legal claims in which it is probable that a loss will be incurred and the amount of such loss can be reasonably estimated. The actual costs of resolving these claims may be substantially higher or lower than the amounts reserved.

For a limited number of legal matters in which the Company is involved, the Company is able to estimate a range of reasonably possible losses in excess of related reserves, if any. There are currently no legal matters for which the estimate of reasonably possible losses exceeds related reserves, if any. This does not represent the Company's maximum loss exposure. Based on current knowledge, it is the opinion of management that liabilities arising from legal claims in excess of the amounts currently reserved, if any, will not have a material impact to the Company's financial condition, comprehensive income, or cash flows. However, in light of the significant uncertainties involved in these matters and the large or indeterminate damages sought in some of these matters, an adverse outcome in one or more of these matters could be material to the Company's financial condition, comprehensive income, or cash flows for any given reporting period.

The following is a description of certain litigation and regulatory matters:

Lehman Brothers Holdings, Inc. Litigation

Beginning in October 2008, the Company, along with other underwriters and individuals, were named as defendants in several individual and putative class action complaints filed in the U.S. District Court for the Southern District of New York and state and federal courts in Arkansas, California, Texas, and Washington. Plaintiffs alleged violations of Sections 11 and 12 of the Securities Act of 1933 and/or state law for allegedly false and misleading disclosures in connection with various debt and preferred stock offerings of Lehman Brothers Holdings, Inc. ("Lehman Brothers") and sought unspecified damages. All cases were transferred for

coordination to the multi-district litigation captioned In re Lehman Brothers Equity/Debt Securities Litigation pending in the U.S. District Court for the Southern District of New York. Defendants filed a motion to dismiss all claims asserted in the class action. On July 27, 2011, the District Court granted in part and denied in part the motion to dismiss the claims against the Company and the other underwriter defendants in the class action. A settlement with the class plaintiffs was approved by the Court and the class settlement approval process was completed. A number of individual lawsuits and smaller putative class actions remained following the class settlement. The Company settled two such individual actions. The other individual lawsuits were dismissed. In two of such dismissed individual actions, the plaintiffs were unable to appeal the dismissals of their claims until their claims against a third party were resolved. In one of these individual actions, the plaintiffs have filed a notice of appeal to the Second Circuit Court of Appeals. Oral argument in that appeal is expected to occur in 2016. In the other individual action, no appeal has been filed.

13. Guarantees to Third Parties

The Company uses a third-party clearing broker to clear and execute customers' equity securities transactions and to hold customer accounts. Under the agreement, the Company will indemnify the broker for amounts paid to purchase the security. The maximum potential liability could be equal to the aggregate trading volume of the customers' transactions during the settlement period; however, this amount cannot be estimated due to the volatility in daily trading volumes. The liability is minimized by the fact that, in the event of nonperformance by the customer, the underlying security would be transferred to the Company who would, in turn, immediately liquidate the position, limiting the loss exposure to the market fluctuation in the underlying price of the security. Additionally, the Company may seek recourse from the customer by reimbursing itself from any cash or securities in the defaulting customers' account. The Company believes that it is unlikely it will have to make material payments under this arrangement and has not recorded any contingent liability in the financial statements for this indemnification. For the year ended December 31, 2015, the Company experienced *de minimis* net losses as a result of the indemnity. The clearing agreement expires May 2020.

14. Net Capital Requirements

The Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of the minimum dollar net capital requirement or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2015, the Company had net capital, as defined, of $559.6 million, which was $558.5 million in excess of the required net capital.

Supplemental Information

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2015

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART II

BROKER OR DEALER

SUNTRUST ROBINSON HUMPHREY, INC. as of 12/31/15

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition - Item 1800)			$ 994,946,668	3480
2. Deduct: Ownership equity not allowable for Net Capital			(0)	3490
3. Total ownership equity qualified for Net Capital			994,946,668	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0	3520
B. Other (deductions) or allowable credits (List)			0	3525
5. Total capital and allowable subordinated liabilities			$ 994,946,668	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)		$ 267,334,257 [3540]		
1. Additional charges for customers' and non-customers' security accounts		7,639 [3550]		
2. Additional charges for customers' and non-customers' commodity accounts		0 [3560]		
B. Aged fail-to-deliver:		570,236 [3570]		
1. number of items	3 [3450]			
C. Aged short security differences-less reserve of	$ [3460]	0 [3580]		
number of items	0 [3470]			
D. Secured demand note deficiency		0 [3590]		
E. Commodity futures contracts and spot commodities - proprietary capital charges		741,400 [3600]		
F. Other deductions and/or charges		22,201,828 [3610]		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		0 [3615]		
H. Total deductions and/or charges			(290,855,360)	3620
7. Other additions and/or allowable credits (List)			0	3630
8. Net Capital before haircuts on securities positions			$ 704,091,308	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments		$ 0 [3660]		
B. Subordinated securities borrowings		0 [3670]		
C. Trading and investment securities:				
1. Bankers' acceptances, certificates of deposit and commercial paper		1,657,463 [3680]		
2. U.S. and Canadian government obligations		31,659,061 [3690]		
3. State and municipal government obligations		1,427,691 [3700]		
4. Corporate obligations		105,913,263 [3710]		
5. Stocks and warrants		3 [3720]		
6. Options		0 [3730]		
7. Arbitrage		0 [3732]		
8. Other securities		1,080,450 [3734]		
D. Undue concentration		2,770,227 [3650]		
E. Other (List)		0 [3736]	(144,508,158)	3740
10. Net Capital			$ 559,583,150	3750

OMIT PENNIES

There are no material differences between this computation and the Company's amended, unaudited Form X-17A-5 as of December 31, 2015, filed on February 23, 2016.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
SUNTRUST ROBINSON HUMPHREY, INC.

as of 12/31/15

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimal net capital required (6-2/3% of line 19)		$	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$	3758
13. Net capital requirement (greater of line 11 or 12)		$	3760
14. Excess net capital (line 10 less 13)		$	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12		$	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		$	3790
17. Add:			
A. Drafts for immediate credit	$ 3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ 3810		
C. Other unrecorded amounts (List)	$ 3820	$	3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts(15c3-1(c)(1)(vii))		$	3838
19. Total aggregate indebtedness		$	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)		%	3850
21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 divided by line 10 less item 4880 page 12)		%	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	57,476	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	$	1,084,553	3880
24. Net capital requirement (greater of line 22 or 23)	$	1,084,553	3760
25. Excess net capital (line 10 less 24)	$	558,498,597	3910
26. Percentage of Net Capital to Aggregate Debits (line 10 divided by line 18 page 8)	%	19471.92	3851
27. Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits item 10 less Item 4880 page 12 divided by line 17 page 8)	%	19471.92	3854
28. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	558,281,686	3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%	0.00	3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) divided by Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternate method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

There are no material differences between this computation and the Company's amended, unaudited Form X-17A-5 as of December 31, 2015, filed on February 23, 2016.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule II

Computation of Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2015

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER

SUNTRUST ROBINSON HUMPHREY, INC.

as of 12/31/15

FORMULA FOR DETERMINATION OF CUSTOMER ACCOUNT RESERVE REQUIREMENTS OF BROKERS AND DEALERS UNDER RULE 15c3-3

(See Rule 15c3-3, Exhibit A and Related Notes)

Item	Amount	Code	Total	Code
CREDIT BALANCES				
1. Free credit balances and other credit balances in customers' security accounts (See Note A)	$ 0	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (See Note B)	0	4350		
3. Monies payable against customers' securities loaned (See Note C)	0	4360		
4. Customers' securities failed to receive (See Note D)	961,313	4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers	0	4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	0	4390		
7. ** Market value of short security count differences over 30 calendar days old	0	4400		
8. ** Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	499,495	4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	0	4420		
10. Other (List)	0	4425		
11. TOTAL CREDITS			$ 1,460,808	4430
DEBIT BALANCES				
12. ** Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection (See Note E)	$ 0	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	0	4450		
14. Failed to deliver of customers' securities not older than 30 calendar days	2,873,796	4460		
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (See Note F)	0	4465		
16. Margin required and on deposit with a clearing agency registered with the Commission under section 17A of the Act (15 U.S.C. 78q-1) or a derivatives clearing organization registered with the Commodity Futures Trading Commission under section 5b of the Commodity Exchange Act (7 U.S.C. 7a-1) related to the following types of positions written, purchased or sold in customer accounts: (1) security futures products and (2) futures contracts (and options thereon) carried in a securities account pursuant to an SRO portfolio margining rule (See Note G)		4467		
17. Other (List)	0	4469		
18. ** Aggregate debit items			$ 2,873,796	4470
19. ** Less 3% (for alternative method only - see Rule 15c3-1(a)(1)(ii))			(86,214)	4471
20. ** TOTAL 15c3-3 DEBITS			2,787,582	4472
RESERVE COMPUTATION				
21. Excess of total debits over total credits (line 20 less line 11)			$ 1,326,774	4480
22. Excess of total credits over total debits (line 11 less line 20)			0	4490
23. If computation is made monthly as permitted, enter 105% of excess of total credits over total debits				4500
24. Amount held on deposit in "Reserve Bank Account(s)", including $ 29,923,800 [4505] value of qualified securities, at end of reporting period			29,923,800	4510
25. Amount of deposit (or withdrawal) including $ 0 [4515] value of qualified securities			0	4520
26. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ 29,923,800 [4525] value of qualified securities			$ 29,923,800	4530
27. Date of deposit (MMDDYY)			11/30/15	4540

OMIT PENNIES

FREQUENCY OF COMPUTATION

28. Daily ______ [4332] Weekly X [4333] Monthly ______ [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (a)(1)(ii) of Rule 15c3-1.

There are no material differences between this computation and the Company's amended, unaudited Form X-17A-5 as of December 31, 2015, filed on February 23, 2016.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2015

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	None
A. Number of items	None
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None
B. Number of items	None

There are no material differences between this computation and the Company's amended, unaudited Form X-17A-5 as of December 31, 2015, filed on February 23, 2016.



Ernst & Young LLP
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Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

The Shareholder and Board of Directors of
SunTrust Robinson Humphrey, Inc.

We have audited the accompanying statement of financial condition of SunTrust Robinson Humphrey, Inc., (the Company) as of December 31, 2015, and the related statements of comprehensive income, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SunTrust Robinson Humphrey, Inc. at December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

February 26, 2016



February 26, 2015

Carol Charnock
Securities and Exchange Commission
Registrations Branch
100 F Street, NE, Mail Stop 8031
Washington, DC 20549

Re: 2015 Annual Audit Report

To Whom It May Concern:

Enclosed please find the 2015 Annual Audited Report for SunTrust Robinson Humphrey, Inc. (CRD #6271, SEC #8-17212 and Taxpayer ID #62-0871146), a registered securities dealer. This filing is made pursuant to your organization's regulatory financial reporting requirements.

Please contact me at (404) 575-2565 should you have any questions concerning this matter. Thank you.

Sincerely,

Donald Morris
Chief Financial Officer

Enclosure



Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

The Shareholder and Board of Directors of
SunTrust Robinson Humphrey, Inc.

We have examined the statements of SunTrust Robinson Humphrey, Inc. (the Company), included in the accompanying SunTrust Robinson Humphrey, Inc.'s Compliance Report, that the:

(1) Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2015.
(2) Company's internal control over compliance was effective as of December 31, 2015.
(3) Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015.
(4) Information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, Rule 409 of the New York Stock Exchange (NYSE) and Rule 2340 of the National Association of Securities Dealers (NASD) that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2015; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 26, 2016



Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of SunTrust Robinson Humphrey, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of SunTrust Robinson Humphrey, Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating SunTrust Robinson Humphrey, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2015. SunTrust Robinson Humphrey, Inc.'s management is responsible for SunTrust Robinson Humphrey, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries.

   There were no findings

2. Compared the amounts reported on the audited Form X-17A-5 with the amounts reported in Form SIPC-7 for the year ended December 31, 2015.

   There were no findings

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   There were no findings

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   There were no findings

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2015. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 26, 2016

Financial Statements and Supplemental Information

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)
Year Ended December 31, 2015
With Report of Independent Registered Public Accounting Firm

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Financial Statements and Supplemental Information

Year Ended December 31, 2015

Contents